UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On December 30, 2024, VCI Global Limited (“the “Company”) entered into a Stock Sale and Business Separation Agreement (the “Agreement”) with V Capital Consulting Group Limited (“VCCG”), V Capital Consulting Limited (“VC Consulting”) and V Capital Advisory Sdn. Bhd. (“VC Advisory”), pursuant to which the Company sold 100% of its shares of VC Consulting and the VC Advisory (the “Sale Shares”) to VCCG, for a purchase price of RM100 and US$50,000, respectively, payable by VCCG by wire transfer of immediately available funds to the Company, without any deduction for or on account of any tax withholding, charges, or set-off, in accordance with the Company’s written wiring instructions against delivery of the Sale Shares (the “Sale”). The Agreement contains customary representations and warranties and covenants that the respective parties made to each other as of the date of the Agreement or other specific dates. The closing of the Sale and the transactions contemplated by this Agreement shall take place remotely by electronic exchange of signature pages, on the date of the Agreement (the “Closing Date”) subject to the satisfaction, or waiver, at or prior to the Closing Date of the conditions set forth in the Agreement.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated by reference herein.

On January 7, 2025, the Company issued a press release announcing the carve-out of VCCG for listing on the Nasdaq Capital Market. The Company will retain majority control of VCCG.

A copy of the press release is furnished hereto as Exhibit 99.1. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 7, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Stock Sale and Business Separation Agreement Dated December 30, 2024
99.1	Press Release Dated January 7, 2025

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